August 9, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 6, 2011

Form 8-K filed June 16, 2011

File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter, dated August 3, 2011 to Douglas L. Braunstein, Chief Financial Officer of JPMorgan Chase & Co. regarding the above-referenced filings. We intend to file our response on or about September 2, 2011.

Very truly yours,

/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller